EXPENSE LIMITATION AGREEMENT

COLUMBIA ETF TRUST I

290 Congress Street

Boston, MA 02210

February 19, 2024

Columbia Management Investment Advisers, LLC

290 Congress Street

Boston, MA 02210

Dear Ladies and Gentlemen:

All the funds listed in Schedule A (the “Funds”) are each a series of Columbia ETF Trust I, a Massachusetts business trust (“Trust”).

You hereby agree, as of the effective date set forth on Schedule A (the “Effective Date”) and until the end of the limitation period noted on Schedule A (“Limitation Period”), to forgo current payment of fees and/or reimburse annual operating expenses of the Funds (with the exceptions noted on Schedule A), so that the Operating Expenses of each Fund are limited to the rate per annum, as noted on Schedule A, of that Fund’s average daily net assets (“Expense Limitation”). You hereby agree, upon the Effective Date, that any reimbursements necessary to maintain an Expense Limitation shall be made, in immediately payable funds, to the relevant Fund within 10 days after the end of each month.

You understand that you shall look only to the assets attributable to the respective Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the State of Massachusetts, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the Commonwealth of Massachusetts. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

COLUMBIA ETF TRUST I
on behalf of the Funds listed in Schedule A

By:	/s/ Daniel J. Beckman
Name:	Daniel J. Beckman
Title:	President

The foregoing Agreement is hereby accepted as of February 19, 2024

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President and
North America Head of Operation &
Investor Services

SCHEDULE A

Fund	Effective Date	Limitation Period	Expense Limitation
Seligman Semiconductor and Technology ETF	3/1/2024	2/28/2025	0.75	%(a)
Columbia Short Duration Bond ETF	3/1/2024	2/28/2025	0.25	%(a)

(a)

The following fees and expenses are excluded from the Fund’s operating expenses when calculating the waiver/reimbursement commitment, and therefore will be paid by the Fund, if applicable: interest, taxes, brokerage commissions, infrequent and/or unusual expenses and any other expenses the exclusion of which is specifically approved by the Fund’s Board.